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                                                                       EXHIBIT B

Schlumberger Press Release
SCHLUMBERGER LIMITED.277 PARK AVENUE.NEW YORK, NY 10172.FOR FURTHER
INFORMATION: SIMONE CROOK, SCHLUMBERGER LIMITED 1-212-350-9432
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For Immediate Release: Wednesday, September 25, 1996
SCHLUMBERGER TO RECORD UNUSUAL ITEMS IN THIRD QUARTER

New York, September 25 -- Schlumberger Limited announced today that it will record unusual items in the third quarter:

    -With increasing profitability and strong outlook in the US, Schlumberger will recognize a portion of the US income tax benefit related to its US subsidiary's tax loss carryforwards and all temporary differences. This will result in a credit of $360 million.

    -A charge of $300 million after tax related primarily to Electricity and Gas
     Management, and Geco-Prakla.

     Within the Measurement & Systems business segment, the Electricity and Gas Management product lines have been combined into a single business to more efficiently serve the rapidly changing energy supply sector. This will result in lower headcount and fewer manufacturing facilities and products.

     Within the Oilfield Services segment, the much improved results of Geco-Prakla in the quarter are mostly due to the Marine activity. The losses in the Land and Transition Zone businesses have been reduced, but we are convinced that more radical changes, including the write-off of Land goodwill, are required to ensure the long-term financial health of these businesses.

    -In addition, Schlumberger will record a charge of $58 million after tax including a loss on the divestiture of its remaining defense-related activity, certain asset impairments, and other charges.

Chief Financial Officer Arthur Lindenauer stated, "Over the near term these items will have no material impact on the results of Schlumberger."


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